Joseph B. Megibow

Chief Executive Officer

Purple Innovation, Inc.

123 East 200 North

Alpine, Utah 84004

May 3, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Ingram and Mr. Sergio Chinos

Re:	Purple Innovation, Inc. Registration Statement on Form S-3 Filed March 26, 2019 File No. 333-230522

Dear Mr. Ingram and Mr. Chinos:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 17, 2019 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by Purple Innovation, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing Amendment No. 1 to the registration statement on Form S-3 (the “Public Filing”). The changes made in the Public Filing are in response to certain of the Staff’s comments as set forth in the SEC Comment Letter.

Securities and Exchange Commission

May 3, 2019

Form S-3 filed March 26, 2019

General:

1.	We note that there is no established public trading market for your warrants and that you do not intend to apply for listing of the warrants on any national securities exchange or recognized trading system. Please revise your prospectus to disclose a fixed price at which the selling warrantholders will be reselling the warrants. Please refer to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 1:

We acknowledge the Commission’s request that we revise the prospectus contained in the Registration Statement to disclose a fixed price at which the Selling Warrantholders will be reselling the warrants. However, the Company respectfully advises the Staff that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the Warrants may be resold to the public by the Selling Warrantholders at various times and in various manners, it is impracticable for the Company to state in the Registration Statement the price that such Warrants will be sold to the public.

The Company respectfully advises the Staff that the outside cover page to the prospectus contained in the Registration Statement, as originally filed, contains the following disclosure:

“The Selling Stockholders and the Selling Warrantholders may sell the shares of Class A Common Stock and the Warrants, respectively, covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders and the Selling Warrantholders may sell the shares of Class A Common Stock and the Warrants in the section entitled ‘Plan of Distribution.’”

The section entitled “Plan of Distribution” explains that the Warrants covered by the prospectus contained in the Registration Statement may be resold from time to time by the holders thereof “on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.”

Notwithstanding the foregoing, the Company respectfully advises the Staff that the Company has updated the disclosure on the cover page of the prospectus contained in the Registration Statement to more prominently disclose that the price at which the warrants may be resold is uncertain and will be determined as described in the sections entitled “Determination of Offering Price” and “Plan of Distribution.” The Company has also revised the sections entitled “Determination of Offering Price” and “Plan of Distribution” to clarify that the price at which the warrants may be resold will depend on the manner of such resale, though in any event such price will likely be derived from the market price of the underlying Class A Common Stock.

Securities and Exchange Commission

May 3, 2019

Risk Factors

The exclusive jurisdiction and choice of law clauses set forth in the Warrants…, page 5

2.	Please disclose whether the forum selection provision in the warrant agreement applies to actions arising under the Securities Act or Exchange Act.

Response to Comment No. 2:

The Company respectfully advises the Staff that the Company has updated the disclosure on page 6 of the prospectus contained in the Registration Statement in response to the Staff’s comment.

Provisions in our Second Amended and Restated Certificate of Incorporation…, page 31

3.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions, such as for claims vested in the exclusive jurisdiction of a court other than the Court of Chancery. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 3:

The Company respectfully advises the Staff that the Company has updated the disclosure on page 29 of the prospectus contained in the Registration Statement in response to the Staff’s comment.

* * *

Securities and Exchange Commission

May 3, 2019

Please contact the Company’s counsel, Nolan S. Taylor, of Dorsey & Whitney LLP, at (801) 933-7366 if you have any questions with respect to this letter.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ JOSEPH B. MEGIBOW
Joseph B. Megibow
Chief Executive Officer

cc:	Nolan S. Taylor